Exhibit 99.1

Oncolytics Biotech® to Present at the Phacilitate Immuno-Oncology Frontiers Conference

Dr. Andres Gutierrez, Oncolytics' Chief Medical Officer, to present on the clinical progress and robust safety findings of using reovirus as an immuno-oncology viral agent to treat cancer

CALGARY and SAN DIEGO, Sept. 19, 2017 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (Oncolytics or the Company), a biotech company developing REOLYSIN®, a first-in-class, intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems, today announced that it will present at the Phacilitate Immuno-Oncology Frontiers Conference.  Dr. Andres Gutierrez, Oncolytics' Chief Medical Officer, will present at 4:00 pm CEST on September 21, 2017 at the Maritim Proarte Hotel. The conference takes place on September 20th and 21st in Berlin, Germany.

Dr. Gutierrez will highlight the role of REOLYSIN in the activation of the immune system and the induction of an inflamed tumor phenotype in the tumor microenvironment.  His presentation will also review certain historical clinical programs, highlight the positive survival data from the IND 213 study in metastatic breast cancer (mBC) and the pooled safety database – the largest of any oncolytic virus.

"We want to share our extensive experience with REOLYSIN in the clinic to illustrate the specific expertise and efforts required to develop an oncolytic virus for intravenous administration and systemic exposure in oncology," said Dr. Gutierrez. "This experience helped us define a clear regulatory pathway for registration in metastatic breast cancer. With an overall agreement with the FDA on the phase 3 study design, details of the pivotal registration study will be made available following evaluation and completion of discussions with clinical advisors and potentially partners, as well as European regulators."

The Phacilitate Immuno-Oncology Frontiers conference hosts over 300 industry decision-makers and key external stakeholders to come together discuss and define a strategic roadmap to success for immuno-oncology developers, ensuring European patients gain access to the game-changing biotherapeutics of tomorrow. Immuno-Oncology frontiers Berlin is the only European event that offers extensive coverage of the latest emerging science whilst placing it in its wider strategic context as the basis of tomorrow's successful business and commercialisation models.

About REOLYSIN
REOLYSIN® is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors as well as targeted and IMiD therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2017 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/19/c8388.html

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For further information: Investor Relations & Company Contact: Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; Media Contact: Mark Corbae, Canale Communications, (619) 849-5375, mark@canalecomm.com

CO: Oncolytics Biotech Inc.

CNW 07:00e 19-SEP-17